Exhibit 99.1

YM BIOSCIENCES REPORTS FISCAL FIRST QUARTER 2010 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - November 11, 2009 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM), a life sciences product development company that identifies and advances a diverse portfolio of promising cancer-related products at various stages of development, today reported operational and financial results for the first quarter of fiscal 2010, ended September 30, 2009.

“During our first fiscal quarter, we continued to advance our lead drug nimotuzumab, which is being developed globally through a network of cooperative relationships. We enrolled the first patients in our YM-sponsored multinational, randomized, Phase II double-blind trial evaluating nimotuzumab in patients with brain metastases from non-small-cell lung cancer (NSCLC) and continued to enroll patients in our randomized Phase II trial of nimotuzumab in NSCLC patients ineligible for radical chemotherapy. The US Treasury Department cleared YM’s subsidiary, YM BioSciences USA Inc., of any limitations in clinical trials in the US for nimotuzumab in cancer indications and we are proposing to add US centers to these trials and potentially other trials being conducted by our licensees if and when cleared by the FDA,” said David Allan, Chairman and CEO of YM BioSciences.

 Subsequent to the end of the quarter we announced our proposal to merge Cytopia Ltd., an Australian clinical-stage drug development company, into YM. We believe Cytopia’s lead products hold significant unrecognized potential and will benefit from YM’s clinical and regulatory expertise and our access to the US capital markets,” added Mr. Allan. Cytopia’s lead products are CYT997, a novel, orally-available vascular disrupting agent (VDA) currently in Phase II trials, and CYT387, a novel, orally-active JAK1/2 inhibitor that recently received clearance from the FDA to commence a Phase I trial in myeloproliferative disorders which is planned to be initiated at Mayo Clinic in this current quarter. The meeting of Cytopia shareholders to vote on this transaction is scheduled to occur in January 2010.

Nimotuzumab
Nimotuzumab is currently being evaluated in 32 Phase II and III clinical trials, 11 of which are being conducted by YM's majority owned subsidiary, CIMYM BioSciences Inc., or its licensees.

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Daiichi Sankyo Co., Ltd., CIMYM's licensee for nimotuzumab in Japan, and YM's licensee in Korea, Kuhnil Pharmaceutical Co., are currently collaborating on a randomized, open-label Phase II trial evaluating nimotuzumab plus irinotecan compared to irinotecan alone in patients with advanced or recurrent gastric cancer refractory to 5-FU-containing regimens which is reportedly expected to complete recruitment in calendar 2009. Daiichi Sankyo is also conducting a Phase II trial in first-line NSCLC for which completion of recruitment is reportedly expected in the first half of 2010.

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YM initiated randomized, double-blind Phase II, trials in patients with brain metastases from non-small cell lung cancer (NSCLC) and in NSCLC patients ineligible for radical chemotherapy. Recruitment commenced in Canada in March 2009 for palliative NSCLC and in September for the brain metastases trial. A Phase II,  second-line, single-arm trial in children with progressive diffuse intrinsic pontine glioma (DIPG) is ongoing at multiple sites in the US, Canada, and Israel.

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Oncoscience AG (OSAG), CIMYM’s licensee for Europe, reported completion of recruitment in a single-arm, Phase III trial of nimotuzumab as first-line therapy for DIPG in August 2007, and the preliminary data from this trial that was released at ASCO in 2008 was expanded on at the annual international pediatric oncology forum, SIOP, held in São Paulo, Brazil in October 2009. OSAG advises that, based on the data it plans to submit a Pediatric Investigation Plan (PIP) to the EMEA forthwith which, if approved by the Pediatric Committee (PDCO) would support a submission for marketing authorization. OSAG reports that it continues to recruit in a Phase III trial in adult glioma patients and a Phase IIb/III trial in pancreatic cancer patients.

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Innogene Kalbiotech PTE Ltd. (IGK), CIMYM’s licensee in South East Asia, has reportedly received marketing approval for nimotuzumab in the Philippines and Indonesia and in January 2009, the National Cancer Centre of Singapore announced that it was launching a worldwide Phase III, 710-patient trial of nimotuzumab in the post-operative or adjuvant setting in head and neck cancer. This trial is in addition to the on-going investigator-initiated Phase II trial in locally advanced head and neck cancer and the initiation of a Phase II trial in cervical cancer being conducted by IGK.

-	Nimotuzumab reportedly received approval for marketing in Mexico, bringing to 23 the number of countries that are now reported as having approved the drug for sale in specific indications.

For calendar 2010, YM BioSciences anticipates an extensive roll-out of important data concerning nimotuzumab’s clinical utility and continued differentiation from the other marketed drugs in its class. Anticipated clinical data for calendar 2010 include:
-	Final Phase III pediatric glioma data (Europe)
-	Phase III adult glioma data (Europe)
-	Phase II pediatric glioma data (North America)
-	Phase II gastric cancer data (Japan)
-	Phase II first-line non-small cell lung cancer data (Japan)
-	Phase II esophageal data (Brazil)

AeroLEF®
YM continues to prepare its second late-stage product, AeroLEF®, for further development internationally. After consulting with regulatory bodies in Europe and Canada, YM is now determining the optimal clinical path forward and conducting discussions with prospective partners around the Phase III strategy.

Financial Results (CDN dollars)
Total revenue for the first quarter of fiscal 2010, ended September 30, 2009 was $0.7 million compared to $1.7 million for the first quarter of fiscal 2009, ended September 30, 2008. Revenue from licensees was $0.7 million for first quarter of fiscal 2010 compared to $1.2 million for the first quarter of fiscal 2009. Interest income for the first quarter of fiscal 2010 was $19,000 compared with $443,000 for the first quarter of fiscal 2009.

The majority of YM's out-licensing revenue comes from five out-licensing agreements with third party licensees. Revenue decreased mainly because the recognition period for the initial payments for the Daiichi Pharmaceutical Co., Ltd. and Kuhnil Pharmaceuticals Co., Ltd. contracts were extended by 12 months effective January 1, 2009 as a result of a revision to the estimated periods of these collaborations, and revenue from the Innogene Kalbiotech Private Limited contract was fully recognized in the quarter ended December
2008. YM also began receiving royalty payments from a limited sales program in Europe starting in the fourth quarter of fiscal 2008.

Licensing and product development expenses were $2.4 million for the first quarter of fiscal 2010 compared to $3.8 million for the first quarter of fiscal 2009. The decrease was due to lower development costs associated with nimotuzumab and AeroLEF™ described below, and lower salaries and travel expenses as a result of a reduction of staff in YM`s U.S. office.

Costs associated with development activities for nimotuzumab were $0.8 million for the three months ended September 30, 2009 compared to $1.0 million for the three months ended September 30, 2008.  Expenses in the first quarter for fiscal 2010 were related to two new YM-sponsored clinical trials, one for brain metastases from non-small cell lung cancer (NSCLC) and the other for NSCLC patients ineligible for radical chemotherapy, which were initiated during the third quarter of fiscal 2009, as well as the ongoing pediatric glioma trial.

Costs associated with development activities for AeroLEF® were $0.4 million for the three months ended September 30, 2009 compared to $0.5 million for the three months ended September 30, 2008.  The decrease was primarily due to the shift from clinical activity to marketing and out-licensing initiatives.  The expenses for the current quarter were primarily for ongoing product stability, patents, and out-licensing activities.

General and administrative expenses were $1.8 million for the first quarter of fiscal 2010 compared with $1.1 million for the first quarter of fiscal 2009. This increase was mainly attributed to higher stock-based compensation expenses as well as an increase in legal and consulting fees related to the search for and assessment of new products for potential acquisition.

Net loss for the first quarter of fiscal 2010 was $3.5 million ($0.06 per share) compared to $3.2 million ($0.06 per share) for the same period last year.

As at September 30, 2009, the Company had cash and short-term deposits totaling $39.5 million and accounts payables and accrued liabilities totaling $1.6 million compared to $42.1 million and $0.9 million respectively at June 30, 2009. Management believes that the cash and short-term deposits at September 30, 2009 are sufficient to support the Company’s activities for at least the next twelve months.

As at September 30, 2009 the Company had 58,225,458 common shares outstanding, of which 2,380,953 shares are held in escrow to be released contingent upon the completion of certain milestones.

Notice of AGM and mailing
YM BioSciences’ Annual and Special Meeting of Shareholders will be held on November 19th, 2009 at 4:00 p.m. at the Gallery of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

The management proxy circular documents and annual financial documents have been mailed to shareholders and are available online at www.ymbiosciences.com, www.edgar.com  and www.sedar.com.

Cancellation of AIM Listing
YM also announced that trading of the Company's Common Shares on the AIM market of the London Stock Exchange ("AIM") was cancelled on October 26, 2009. YM shares had traded on AIM since 2002, however the majority of YM’s shareholder base and liquidity now result from its Canadian and US listings. Therefore YM concluded that the additional costs  associated with maintaining a listing on AIM were not justifiable given its North American focused shareholder base. The cancellation of trading of its common shares on AIM was effective at 7:00 a.m. (GMT) on Monday, October 26, 2009 (the "Cancellation Date").

Following the cancellation of the Company's Common Shares on AIM, shareholders may continue to hold their shares and may continue to trade such shares on either the TSX under the symbol 'YM' or the NYSE Amex under the symbol 'YMI'. YM does not expect the liquidity or marketability of its common shares to be materially affected by the AIM delisting.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com	Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 Email: tfechtner@troutgroup.com

Nominated Adviser Canaccord Adams Limited
Ryan Gaffney
Tel. +44 (0)20 7050 6500

Summary financial statements attached:

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

	September 30,	June 30,
	2009	2009
	(Unaudited)

Assets

Current assets:
Cash	$34,269,093	$2,337,716
Short-term deposits	5,205,955	39,713,042
Accounts receivable	439,911	564,584
Prepaid expenses	231,488	352,850
	40,146,447	42,968,192

Property and equipment	84,187	96,876

Intangible assets	2,739,732	3,004,868

	$42,970,366	$46,069,936

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$674,216	$431,028
Accrued liabilities	878,174	486,723
Deferred revenue	2,557,955	2,549,568
	4,110,345	3,467,319

Deferred revenue	2,250,416	2,898,292

Shareholders' equity:
Share capital	172,940,340	172,921,153
Contributed surplus	13,424,004	13,035,123
Deficit	(149,754,739)	(146,251,951)
	36,609,605	39,704,325

Basis of presentation
Commitments
Subsequent event

	$42,970,366	$46,069,936

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Three months ended
	September 30,
	2009	2008
	(Unaudited)

Out-licensing revenue	$727,538	$1,214,945
Interest income	19,119	442,621
	746,657	1,657,566

Expenses:
Licensing and product development	2,436,048	3,845,184
General and administrative	1,784,432	1,147,378
	4,220,480	4,992,562

Loss before the undernoted	(3,473,823)	(3,334,996)
Gain (loss) on foreign exchange	(26,747)	12,203
Loss on short-term deposits	(2,218)	(140,559)
Other income	-	307,140

Loss and comprehensive loss for the period	(3,502,788)	(3,156,212)

Deficit, beginning of period	(146,251,951)	(133,182,485)

Deficit, end of period	$(149,754,739)	$(136,338,697)

Basic and diluted loss per common share	$(0.06)	$(0.06)

Weighted number of common shares outstanding	55,844,505	55,835,356

Excludes common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.	2,380,953	2,380,953

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)
	Three months ended
	September 30,
	2009	2008
	(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(3,502,788)	$(3,156,212)
Items not involving cash:
Amortization of property and equipment	16,252	18,631
Amortization of intangible assets	265,136	265,136
Loss on short-term deposits	2,218	140,559
Stock-based compensation	396,644	190,333
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	246,035	(109,840)
Accounts payable, accrued liabilities and deferred revenue	(4,850)	(683,008)
	(2,581,353)	(3,334,401)

Financing activities:
Issue of common shares on exercise of options	11,424	-

Investing activities:
Short-term deposits, net	34,504,869	13,200,126
Additions to property and equipment	(3,563)	(12,704)
	34,501,306	13,187,422

Increase in cash	31,931,377	9,853,021

Cash, beginning of period	2,337,716	3,119,189

Cash, end of period	$34,269,093	$12,972,210